Notice of Exempt Solicitation

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2021 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

October 21st, 2021

Dear Microsoft Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 2 on the proxy card, which asks the Company to report on the company’s workplace sexual harassment policies and investigations. The Proposal makes the following request:

RESOLVED: Shareholders urge the Board of Directors to release a transparency report (at reasonable expense, omitting confidential or privileged information) to shareholders assessing the effectiveness of the company's workplace sexual harassment policies, including the results of any comprehensive, independent audit/investigations, analysis of policies and practices, and commitments to create a safe, inclusive work environment.

SUPPORTING STATEMENT: Proponents suggest the report be published annually and summarize:

- Effectiveness of sexual harassment and gender discrimination policies, trainings, and measures;

- Results of any independent investigation into executive level allegations, including recent Gates’ allegations;
- Steps taken (or that could be taken) to hold employees and executives accountable;

- Number of sexual harassment cases investigated and the resolution.

While we acknowledge Microsoft’s most recent commitment in response to our proposal, which is published in its opposition statement, it does not alleviate the scope of our concerns. The company’s pledge to begin annual public reporting on sexual harassment and gender discrimination allegations ignores the need for reporting on independent and executive-level investigations.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Sexual harassment at Microsoft presents a material investment risk.

Investors are concerned about current and past accusations of sexual harassment at Microsoft and how such accusations can impact shareholder value. In recent years, numerous companies have incurred substantial reputational and investment costs because of sexual harassment allegations. The #MeToo era has highlighted companies’ systemic tolerance of sexual harassment and a tendency to protect assailants, especially those in leadership positions. After Wynn Resorts’ CEO Steve Wynn was accused of sexual misconduct, the company saw a $3 billion drop in market value. In 2017, Uber’s market value tumbled after reports of leadership’s complicity in addressing workplace sexual harassment. In 2018, the Board of 21st Century Fox agreed to a $90 million settlement after leadership failed to adequately address sexual harassment claims.

Companies that struggle with systemic workplace sexual harassment also experience lower employee morale, lower employee productivity, and higher employee turnover. Due to this significant business risk, Microsoft must transparently and effectively address its sexual harassment claims.

2.	Microsoft’s history of adequately resolving sexual harassment allegations is under question.

Microsoft’s most recent promise to better resource and publish the results of internal investigations follows a list of previously unfulfilled commitments to improve internal HR processes related to sexual harassment. Given its history, Microsoft appears to only adequately respond to sexual harassment and gender discrimination allegations when confronted with external, public accountability.

Unfulfilled Commitments: From 2010-2016, female employees at Microsoft filed 238 sexual harassment complaints. Upon internal investigation, Microsoft only deemed one as founded. After the court documents were unsealed in 2018, Microsoft released a statement committing to adequately manage sexual harassment investigations in the future. In 2019, Microsoft once again faced public pressure after a company-wide email chain circulated detailing women’s sexual harassment experiences at the company and HR’s disappointing responses. CEO Satya Nadella responded to these allegations with another commitment to reform HR processes and publish internal investigation data moving forward. Although Microsoft states they began internal reporting in February 2020, several employees had yet to see promised reports or an improved corporate culture as of June 2020.

Executive-level Accusations: There are also concerns of Microsoft’s mismanagement of executive-level sexual harassment investigations. While many top executives were reportedly aware of accusations of Mr. Gates’ former inappropriate employee relations, the Board of Directors only opened an investigation after this news became public in 2019. Mr. Gates willingly resigned from the Board in early 2020, quelling public pressure. To our knowledge, the investigation has not yet been completed.

This history puts in question Microsoft’s ability to conduct effective and transparent internal investigations, as employees claim that Microsoft has previously disregarded harassment claims and only moved towards action when held accountable in a public forum. Therefore, we do not believe that the current commitment, published in the opposition statement, will adequately resolve Microsoft’s perceived culture of systemic sexual harassment.

3.	Microsoft has not committed to best practice independent investigations of sexual harassment cases, at the employee or executive level.

We believe that independent investigations into sexual harassment allegations are critical, especially at the executive level, due to the quantity of sexual harassment claims filed at Microsoft, allegations of serious misconduct by Mr. Gates, the company’s current exposure to adverse publicity, and the company’s historical missteps with internal investigations. The Council of Institutional Investors states that best practice sexual harassment investigation should involve “non-conflicted outside law firms…particularly involving allegations against the CEO and other top officers.” With corporate power structures at play, internal investigations are subject to internal biases that prevent the company from adequately evaluating and resolving harassment claims. An external investigation is the primary way to objectively hold those culpable accountable and alleviate shareholders’ concerns.

4.	Microsoft has not committed to completing or publicly reporting on the executive-level probe into Mr. Gates.

The shareholder resolution explicitly requests that Microsoft report on the “results of any independent investigation into executive level allegations, including recent Gates’ allegations.” Microsoft’s opposition statement is completely silent on this request. It is executive leadership’s responsibility to model ethical corporate behavior and ensure accountability for wrongdoings. As former founder, CEO, and Board Director, Mr. Gates’ allegations have caused concerns about a potential top-down culture of sexual harassment. This creates significant risks for investors if not properly resolved.

For Microsoft to effectively eradicate any culture of systemic sexual harassment, we believe it must allow for an independent investigation into these allegations and publicly disclose the results. This investigation will send a clear message to investors and employees that the company will not tolerate sexual harassment, no matter the employee’s level of seniority.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. We believe a report on an independent investigation into Microsoft’s sexual harassment claims, especially at the executive level, will help ensure a transparent, safe, and inclusive corporate culture that is in the long-term best interest of shareholders.

Please contact Natasha Lamb at natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 2 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.